FIRSTSERVICE CORPORATION
Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2010
(in US dollars)
February 25, 2011

The following Management’s discussion and analysis of results of operations and financial condition (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2010. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2010 and up to and including February 25, 2011.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

This MD&A includes references to “Adjusted EBITDA” and “Adjusted earnings per common share”, which are financial measures that are not calculated in accordance with GAAP.  For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review
Our consolidated operating results showed significant growth during the year ended December 31, 2010, due to improved economic conditions as well as several acquisitions completed during the year. Our Commercial Real Estate business rebounded sharply in 2010, with strong revenue and earnings improvements relative to the global economic slowdown and credit contraction experienced in 2009. Consolidated revenues for 2010 were $1.986 billion, an increase of 17% over the prior year, primarily attributable to internal revenue growth. Our Adjusted earnings per common share were $1.61 for the year, up 13% from $1.42 in the prior year. Diluted net earnings per common share from continuing operations calculated in accordance with GAAP were $0.11 versus a loss of $1.85 in the prior year.

We generated strong operating cash flow in 2010, with $115.1 million of cash flow from operations, up 42% relative to 2009, attributable to a significant increase in net earnings combined with an increase in positive cash flow from changes in working capital.

We acquired controlling interests in ten businesses during 2010. The aggregate initial cash purchase price for these acquisitions was $31.9 million and was comprised of complementary regional operations, five in the Residential Property Management segment and five in the Commercial Real Estate segment. We also acquired non-controlling interests valued at $46.5 million in all three operating segments, the purchase price of which was funded with a combination of cash and Subordinate Voting Shares. The cash portion was funded with borrowings on our revolving credit facility and cash on hand.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our Commercial Real Estate clients receiving more consistent service delivery across markets.

Results of operations – year ended December 31, 2010
Our revenues were $1.986 billion for the year ended December 31, 2010, up 17% relative to 2009. The increase was comprised of internal revenue growth of 11%, positive impact of acquisitions of 3% and an increase of 3% as a result of foreign exchange, as the US dollar depreciated in value relative to local currencies at many of our global operations.

Operating earnings increased 155% in 2010, to $97.5 million, while Adjusted EBITDA rose 11% to $147.3 million. Operating earnings were primarily impacted by the Commercial Real Estate operations, which generated increases in revenues and reductions in rent and administrative payroll expenses on account of the cost containment efforts undertaken in 2009. In addition, prior year operating earnings were negatively impacted by $31.1 million of goodwill and intangible asset impairment charges and $13.5 million of cost containment expenses, both in our Commercial Real Estate operations. The cost containment charges related to workforce reductions and office lease terminations incurred to better match our infrastructure with expected future revenues.

Depreciation expense was $28.3 million relative to $26.8 million in the prior year. The increase was attributable to increased investments in information technology systems, primarily at our Commercial Real Estate operations.

Amortization expense was $19.6 million in 2010, the same amount as in the prior year. In the prior year, we incurred $1.5 million of accelerated amortization for intangible assets in our Commercial Real Estate segment’s European operations, while in the current year we recorded additional amortization of intangibles acquired in connection with recent acquisitions.

Interest expense increased to $18.3 million from $13.9 million in the prior year. Our weighted average interest rate increased to 5.8% from 4.7% in the prior year, primarily on account of the issuance of Convertible Debentures in November 2009, which have a coupon interest rate of 6.5%, and an effective interest rate including amortization of financing fees of 7.4%. The proceeds from the Convertible Debentures were used to repay floating rate debt under our credit facility bearing interest at approximately 1.1%.  We also had interest rate swaps in place during the year to exchange the fixed rate on up to $100.0 million of notional value on our Senior Notes for variable rates (as at December 31, 2010 - $50.0 million).  The swaps resulted in a modest reduction in interest expense.

Other expense for the current year included a net loss of $4.0 million from investments accounted for under the equity method in the Commercial Real Estate segment, including our 29.6% stake in Colliers UK plc, acquired in October 2009.

Our consolidated income tax rate for the year ended December 31, 2010 was 38% versus 123% in 2009. The current year’s tax rate was affected by the recognition of an $11.8 million valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. The 2009 rate was impacted by a non-tax deductible goodwill impairment loss as well as a valuation allowance. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US and European Commercial Real Estate operations. The tax losses have a statutory carry-forward period of up to 20 years. Excluding the impact of the valuation allowances in 2010 and 2009, and the goodwill impairment loss in 2009, the tax rate would have been 23% in 2010, relative to 35% in 2009.  The remaining differences in the rates were attributable primarily to (i) taxable foreign exchange gains realized in 2009, which had the effect of increasing the 2009 tax rate and (ii) a reduction in the liability for unrecognized tax benefits in 2010 due to the expiration of statutes of limitations, which had the effect of reducing the 2010 tax rate. After considering all of the factors described above, the tax rates for both 2010 and 2009 would have been approximately 28%.

Net earnings from continuing operations were $47.9 million, compared to a loss of $7.3 million in the prior year. The increase was attributable to improvements in revenues at the Commercial Real Estate operations and the impact of the 2009 goodwill impairment charge.

The Commercial Real Estate segment reported revenues of $861.9 million for 2010, up 38% relative to the prior year. Internal revenue growth measured in local currency was 26%, and was comprised primarily of increased brokerage activity. Foreign exchange resulted in a revenue increase of 6% and growth of 6% was attributable to acquisitions. Regionally, North America revenues were up 40% (26% on a local currency basis and excluding acquisitions), Asia Pacific revenues were up 45% (33% on a local currency basis), and Central Europe and Latin America revenues were up 8% (6% on a local currency basis and excluding acquisitions). Acquisitions for 2010 were comprised of controlling ownership stakes in four regional operations located in the U.S. Midwest as well as a controlling interest in an operation in the Netherlands. Adjusted EBITDA was $39.5 million, at a margin of 4.6%, versus $6.4 million at a margin of 1.0% in the prior year. The margin increase was attributable to operating leverage and reductions in rent and administrative payroll expenses on account of cost containment efforts undertaken in 2009, partially offset by $2.7 million of Colliers International re-branding costs incurred in 2010.

In Residential Property Management, revenues were $662.0 million, an increase of 3% compared to the prior year. Recent business acquisitions accounted for all of the growth. Some clients made decisions to defer or cancel discretionary spending on landscaping and swimming pool restoration projects, resulting in a decline in ancillary service revenues, which was largely offset by an increase in contractual management revenues. Residential Property Management reported Adjusted EBITDA of $59.1 million or 8.9% of revenues, relative to $61.0 million or 9.4% of revenues in the prior year.  The decline in margin was attributable to the reduction in ancillary service revenues which tend to be at higher profit margins than contractual management.

Our Property Services operations reported revenues of $462.1 million, an increase of 6% versus the prior year, comprised entirely of internal growth. Internal growth was attributable to royalties at our franchised operations as well as continuing strong revenues in our Field Asset Services property preservation and foreclosure services contractor network. Adjusted EBITDA for the year was $68.2 million, down 5% relative to the prior year, and the margin decreased to 14.8% from 16.4%. The margin decrease was attributable to Field Asset Services, which experienced significant operating leverage in early 2009 from a surge of new business as well as additional costs from increases in the scope of client engagements in the current year.

Corporate costs for 2010 were $22.3 million relative to $11.2 million in the prior year. The current year’s cost increase was attributable to performance-based incentive compensation accruals combined with the adverse effect of foreign currency translation of Canadian dollar denominated expenses. Performance-based compensation was based on growth in full year Adjusted earnings per share less cost containment expenses, which increased 44%.

Results of operations – year ended December 31, 2009
The analysis of the results of operations for the year ended December 31, 2009 is presented compared to the twelve-month period ended December 31, 2008.  References to “prior year” and “2008” are in respect of this period.

We reported revenues from continuing operations of $1.703 billion for the year ended December 31, 2009, an increase of 1% relative to 2008. The increase was comprised of an internal revenue decline of 2%, positive impact of acquisitions of 4% and a 1% decline as a result of foreign exchange, as the US dollar appreciated against local currencies at our global operations.

Operating earnings for 2009 decreased 46% relative to the prior year, to $38.2 million, while Adjusted EBITDA for 2009 was up 7% to $133.1 million. Operating earnings were negatively impacted by $31.1 million of goodwill and intangible asset impairment charges and $13.5 million of cost containment expenses in our Commercial Real Estate operations during the year ended December 31, 2009. The cost containment charges related to workforce reductions and office lease terminations incurred to better match our infrastructure with expected future revenues.  The growth in Adjusted EBITDA was attributable to service mix, with strong revenue increases in the Property Services segment at higher margins than the other operating segments.

Depreciation expense was $26.8 million for 2009 relative to $24.4 million in the prior year.  The increase was attributable to investments in information technology platforms in each of the three operating segments made over the past two years.

Amortization expense was $19.6 million in 2009, relative to $18.2 million in the prior year.  The increase was primarily attributable to $1.5 million of accelerated amortization in our European operations within the Commercial Real Estate segment.

We recorded a goodwill impairment loss in the amount of $29.6 million during 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 triggered by a deterioration of economic conditions in the Commercial Real Estate operations. In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the Commercial Real Estate segment driven by (i) adverse economic conditions and sharply reduced brokerage activity which in turn reduced future expected cash flows and (ii) increased discount rates due to higher risk premiums being demanded by market participants. In relation to the valuation of the impaired reporting units for the goodwill impairment test as of March 31, 2009, discounted cash flow projections based on ten-year financial forecasts were used. The key assumptions in the forecast for the North American reporting unit were (i) a revenue decline of 8% for 2009 followed by annual increases beginning in 2010, reaching a steady state internal growth rate of 3% in 2015; (ii) the application of accumulated tax losses in the amount of $57 million against future earnings; (iii) a discount rate of 13.5% applied to future cash flows and (iv) a terminal growth rate of 2%. The key assumptions in the forecast for the Central Europe and Latin American reporting unit were (i) a revenue decline of 52% for 2009 followed by annual increases beginning in 2010, reaching a steady state internal growth rate of 5% in 2015; (ii) a discount rate of 14% applied to future cash flows and (iii) a terminal growth rate of 2%.

Interest expense for 2009 decreased to $13.9 million from $16.1 million in the prior year.  Our weighted average interest rate decreased to 4.7% from 5.8% in the prior year, primarily on account of lower floating reference rates, fixed to floating interest rate swaps entered into during 2009 and ongoing annual principal repayments on our 8.06% Senior Notes.

Other income for 2009 included earnings from investments accounted for under the equity method in the Commercial Real Estate segment, including a 29.9% stake in Colliers UK plc, acquired in October 2009.

During 2009, we realized a gain of $4.5 million on the sale of our 7% stake in Resolve Business Outsourcing Income Fund (“Resolve”).  In the prior year, we recorded a $14.7 million other-than-temporary impairment loss on this investment.

Our consolidated income tax rate for the year ended December 31, 2009 was 123% versus 53% in 2008. The 2009 tax rate was affected by (i) a non-tax deductible goodwill impairment loss and (ii) the recognition of a valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US Commercial Real Estate operations, consistent with factors that led to the goodwill impairment charge. Excluding the impact of these two items, the tax rate would have been 35%, relative to 16% in the prior year. Our tax rate for both years reflects the continuing benefit of cross-border financing structures first implemented in fiscal 2000.  Due to the change in yearend from March 31 to December 31 as of December 31, 2008, the benefit of the cross-border tax structure for 2008 was amplified, resulting in the unusually low tax rate of 16%.

The net loss from continuing operations was $7.3 million in 2009, relative to profit of $19.8 million in the prior year. The majority of the decrease is attributable to the goodwill impairment in our Commercial Real Estate segment. In addition, increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate segment.

The Commercial Real Estate segment reported revenues of $623.0 million for 2009, down 17% relative to the prior year. Internal revenues declined 20%, foreign exchange resulted in a revenue decline of 3% and growth of 6% was attributable to acquisitions. Adjusted EBITDA was $6.4 million, at a margin of 1.0%, versus the prior year’s Adjusted EBITDA of $30.7 million at a margin of 4.1%.  The margin decline was primarily a result of significant declines in investment and sales brokerage volumes in all markets, but particularly the United States and Europe. During the year we took steps to contain costs and align our service capabilities with anticipated revenues. As a result, $13.5 million in cost containment charges were incurred relating to workforce reductions and office lease terminations.

In Residential Property Management, revenues were $645 million in 2009, an increase of 5% compared to the prior year. Internal growth was 4%, with a 6% increase in property management contract revenues offset by a modest decline in property services activity including landscape installation and painting. Recent business acquisitions accounted for 1% of the growth. Residential Property Management reported Adjusted EBITDA of $61.0 million or 9.4% of revenues, up from $54.3 million or 8.8% of revenues in the prior year.

Our Property Services operations reported revenues of $434.8 million for 2009, an increase of 32% versus the prior year, comprised entirely of internal growth. Internal growth was attributable to continuing strong volumes of residential property foreclosures at our Field Asset Services contractor network. Adjusted EBITDA for the period was $71.5 million, 59% higher than the prior period, and the margin increased to 16.4% from 13.7%.  The margin increase was attributable to Field Asset Services, which experienced higher margins due to operating leverage associated with higher revenues.

Corporate costs for 2009 were $11.2 million relative to $9.2 million in the prior year.  Costs in 2009 were flat in local currency terms, as a result of decisions by management to freeze salaries and discretionary expenses. Most expenses were incurred in Canadian dollars. The $2.0 million increase in US dollar terms was attributable to foreign currency translation losses in 2009 relative to gains in the prior year.

Discontinued operations included: (i) the Integrated Security Services segment, which was sold in 2008; (ii) the U.S. Mortgage Brokerage (“USMB”) operation, formerly included in the Commercial Real Estate segment which was sold in 2009; and (iii) the Canadian Commercial Mortgage Securitization (“CCMS”) operation, formerly included in the Commercial Real Estate segment, which was wound down in 2009. During 2009, in relation to CCMS, we sold all remaining mortgages for proceeds of $14.8 million and settled all outstanding interest rate derivative contracts for a cash payment of $10.1 million. Revenues from discontinued operations were $5.1 million and the net loss from discontinued operations was $0.6 million. As of December 31, 2009, all discontinued operations were either sold or wound down.

Results of operations – nine-month period ended December 31, 2008
In May 2008, the Board of Directors approved a change in our fiscal year-end from March 31 to December 31, effective December 31, 2008, resulting in a nine-month transition period ended December 31, 2008. The analysis of the results of operations for the nine-month period ended December 31, 2008 is presented compared to the nine-month period ended December 31, 2007.  References to “comparable prior period” are in respect of this period.

We reported revenues from continuing operations of $1.323 billion for the nine-month period ended December 31, 2008, an increase of 12% relative to the comparable prior period.  The increase was comprised of internal growth of 2%, impact of acquisitions of 12% and a 2% decline as a result of foreign exchange, as the US dollar appreciated against the local currencies at our global operations.

Operating earnings decreased 8% relative to the comparable prior period, to $83.1 million, while Adjusted EBITDA was up 1% to $124.4 million.  The gap between the operating earnings and Adjusted EBITDA performance relative to revenue growth is attributable to: (i) Property Services margin declines, due to service mix; and (ii) Commercial Real Estate brokerage transaction volume decreases.  The gap between operating earnings and Adjusted EBITDA is primarily the result of cost containment charges incurred in our Commercial Real Estate operations during the nine months ended December 31, 2008 and incremental depreciation resulting from capital spending on Commercial Real Estate office renovations and information technology during the past year.

Depreciation and amortization expense was $31.7 million relative to $26.9 million in the comparable prior period. The increase in depreciation and amortization was the result of: (i) intangible assets recognized upon acquisitions during the past two years; and (ii) increases in fixed assets resulting from capital expenditures offset by (iii) a decrease in the amount of backlog amortization as a result of lower acquisition activity during the past year.

Interest expense decreased to $11.1 million from $11.8 million in the comparable prior period.  Our weighted average interest rate decreased to 5.4% from 7.1% in the comparable prior period.  The $2.9 million of interest income earned during the period was attributable to cash on hand.

Other income for the nine month period included distributions received on our investment in Resolve and earnings from investments accounted for under the equity method in the Commercial Real Estate segment.

We held an investment in 2.4 million units of Resolve, representing a 7% stake.  In November 2008, Resolve suspended the payment of its monthly distribution.  We determined that as of September 30, 2008, and again at December 31, 2008, our investment in Resolve was other-than-temporarily impaired and recorded an aggregate non-cash impairment charge of $14.7 million during the period.

In July 2008, we paid a $5.7 million cash divestiture bonus to management in connection with the successful completion of and substantial gain on the sale of the Integrated Security division.  Although the divestiture bonus related to a discontinued operation, under GAAP it was required to be reported in continuing operations.

Our consolidated income tax rate for the nine-month period ended December 31, 2008 was 54% versus 31% in the comparable prior period.  The tax rate was higher than expected due to the recognition of a valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. Excluding the impact of this item, the tax rate would have been 27%, relative to 31% in the prior period. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US Commercial Real Estate operations. Our tax rate for both periods reflected the continuing benefit of cross-border financing structures first implemented in fiscal 2000.

Net earnings from continuing operations were $26.0 million, relative to $58.5 million in the comparable prior period. The majority of the decrease was attributable to the Resolve impairment loss and the Integrated Security divestiture bonus. Increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate segment.

The Commercial Real Estate segment reported revenues of $578.2 million, down 7% relative to $619.2 million in the comparable prior period. Internal revenues declined 11%, foreign exchange resulted in a revenue decline of 3% and growth of 7% was attributable to acquisitions in four markets including New York. Adjusted EBITDA was $42.4 million, at a margin of 7.3%, versus the comparable prior period’s result of $54.4 million at a margin of 8.8%. The margin decline was primarily a result of the following factors: (i) operating losses at certain US brokerage offices due to declines in investment and sales brokerage volumes; and (ii) compression due to revenue declines in all markets. During the period we took steps to contain costs and align our service capabilities with anticipated revenues. As a result, a $6.9 million cost containment charge was incurred relating to workforce reductions and office lease terminations.

In Residential Property Management, revenues increased 18% to $475.3 million. Internal growth, resulting from property management contract wins, was 9%, while recent business acquisitions accounted for the balance of the growth. Residential Property Management reported Adjusted EBITDA of $44.3 million or 9.3% of revenues, up from $40.2 million or 9.9% of revenues in the comparable prior period.

The Property Services operations reported revenues of $269.1 million, an increase of 72% versus the comparable prior period.  Of the increase, 37% was attributable to acquisitions, particularly Field Asset Services, while internal growth was 35%. Internal growth was led by growth in residential foreclosure management revenues at our Field Asset Services contractor network, offsetting a 12% decline at our consumer-oriented franchise systems. Adjusted EBITDA for the period was $42.0 million, 19% higher than the comparable prior period, and the margin decreased from 22.5% to 15.6%. The margin decrease was attributable to: (i) the impact of Field Asset Services, which operates at a lower margin than the remainder of the segment, on average; and (ii) royalty revenue declines at our consumer-oriented franchise systems, which have a direct impact on earnings.

Corporate costs for the nine months were $6.8 million relative to $13.1 million in the comparable prior period. Costs in the period benefited from a $0.8 million favourable foreign exchange impact, as most costs are incurred in Canadian dollars. Included in the prior period was $3.3 million of incremental stock option expense related to options granted during the period from 1995 to 2006.

Discontinued operations included: (i) the Integrated Security Services segment; (ii) USMB, formerly included in the Commercial Real Estate segment; (iii) CCMS, formerly included in the Commercial Real Estate segment; and (iv) the Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $49.6 million and net earnings were $48.8 million, including the Integrated Security Services disposal gain of $69.7 million.

Selected annual information - last five fiscal periods
(in thousands of US$, except share and per share amounts)

	Year			Nine months	Year
	ended			ended	ended
	December 31			December 31	March 31
	2010	2009	2008	2008	2008	2007

Operations
Revenues	$1,986,271	$1,703,222	$1,691,811	$1,322,680	$1,549,713	$1,152,821
Operating earnings	97,532	38,181	71,327	83,130	78,122	77,005
Net earnings (loss) from
continuing operations	47,900	(7,279)	19,837	26,027	52,277	50,245
Net (loss) earnings from
discontinued operations	-	(576)	45,297	48,840	(2,829)	2,290
Net earnings (loss)	47,900	(7,855)	65,134	74,867	49,448	51,181

Financial position
Total assets	$1,129,541	$1,009,530	$990,637	$990,637	$1,089,343	$816,998
Long-term debt	240,740	235,994	266,369	266,369	356,030	235,149
Convertible debentures	77,000	77,000	-	-	-	-
Shareholders' equity	199,248	166,034	199,141	199,141	131,553	159,181

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$0.12	$(1.85)	$(0.19)	$0.12	$0.95	$1.17
Discontinued operations	-	(0.02)	1.60	1.71	(0.03)	0.04
Cumulative effect adjustment	-	-	-	-	-	(0.04)
	0.12	(1.87)	1.41	1.83	0.92	1.17
Diluted
Continuing operations	$0.11	$(1.85)	$(0.19)	$0.11	$0.89	$1.08
Discontinued operations	-	(0.02)	1.60	1.70	(0.04)	0.04
Cumulative effect adjustment	-	-	-	-	-	(0.04)
	0.11	(1.87)	1.41	1.81	0.85	1.08
Weighted average common shares
outstanding (thousands)
Basic	30,081	29,438	29,684	29,584	29,905	29,903
Diluted	30,367	29,516	29,914	29,755	30,547	30,354

Preferred share data
Number outstanding (thousands)	5,772	5,772	5,772	5,772	5,979	-
Cash dividends per preferred share	$1.75	$1.75	$1.75	$1.31	$1.16	$-

Other data
Adjusted EBITDA	$147,308	$133,067	$124,745	$124,361	$123,614	$107,983
Adjusted earnings per common share	1.61	1.42	1.37	1.55	1.32	1.17

Results of operations – fourth quarter ended December 31, 2010
Consolidated operating results for the fourth quarter ended December 31, 2010 improved relative to the results experienced in the comparable prior year quarter in terms of revenues, Adjusted EBITDA and operating earnings. Commercial Real Estate revenues increased 30% versus the prior year quarter due to stronger sales and leasing transaction volumes across most global markets, the impact of five recent acquisitions as well as favourable foreign exchange rate impacts as the US dollar declined in value against local currencies. Property Services revenues were up 15% versus the prior year period, primarily due to continuing growth in residential property foreclosure volumes.  Operating earnings and Adjusted EBITDA increased by a smaller amount in the fourth quarter for two primary reasons: (i) there was a margin decline at our Residential Property Management operations due to a reduction in higher-margin ancillary services, in particular as a result of a surge in collections activity experienced in the prior year period and (ii) Corporate costs increased on account of performance-based executive compensation accruals.

Quarterly results - years ended December 31, 2010 and 2009
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2010
Revenues	$402,391	$501,372	$530,418	$552,090	$1,986,271
Operating earnings	12,132	31,707	32,234	21,459	97,532
Net earnings	6,637	14,674	14,366	12,223	47,900
Net (loss) earnings attributable to
common shareholders	(526)	2,294	5,370	(3,675)	3,463
Net (loss) earnings per common share:
Basic	(0.02)	0.08	0.18	(0.12)	0.12
Diluted	(0.02)	0.08	0.18	(0.12)	0.11

Year ended December 31, 2009
Revenues	$361,009	$425,344	$451,080	$465,789	$1,703,222
Operating (loss) earnings	(34,273)	25,429	28,143	18,882	38,181
Net (loss) earnings from continuing operations	(44,327)	11,659	16,678	8,711	(7,279)
Net (loss) earnings from discontinued operations	(3,921)	692	(19)	2,672	(576)
Net (loss) earnings	(48,248)	12,351	16,659	11,383	(7,855)
Net (loss) earnings attributable to
common shareholders	(48,479)	(1,918)	4,793	(9,351)	(54,955)
Net (loss) earnings per common share:
Basic	(1.65)	(0.07)	0.16	(0.32)	(1.87)
Diluted	(1.65)	(0.07)	0.16	(0.32)	(1.87)

OTHER DATA
Adjusted EBITDA - 2010	$20,066	$44,578	$45,668	$36,996	$147,308
Adjusted EBITDA - 2009	12,419	41,183	43,511	35,954	133,067

Operating outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 8-10% range combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, Adjusted EBITDA and Adjusted earnings per common share in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year. Given current economic conditions, for 2011 we expect revenue and earnings growth within the above range across our operating segments.

Seasonality and quarterly fluctuations
Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprised approximately 27% of 2010 consolidated revenues.

The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprised approximately 6% of 2010 consolidated revenues.

Liquidity and capital resources
The Company generated cash flow from operating activities of $115.1 million for year ended December 31, 2010, relative to $81.0 million in the prior year. The increase in operating cash flow was attributable to improvements in net earnings and working capital, particularly increases in accrued liabilities related to broker commissions and employee incentive compensation. The settlement of these accrued liabilities is expected to be reflected as cash outflows on account of working capital during the first quarter of 2011. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

During 2010, we invested cash in acquisitions as follows: $31.9 million in new business acquisitions, $3.1 million in contingent consideration payments related to previously completed acquisitions, and $38.2 million in acquisitions of non-controlling interests.

In relation to acquisitions completed during the past three fiscal periods, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $37.5 million as at December 31, 2010 (December 31, 2009 - $23.4 million). On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable, and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2013. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of December 31, 2010 will ultimately be paid.

Capital expenditures for the year were $32.5 million, which consisted primarily of investments in productivity-enhancing information technology systems in all three operating segments. For 2011, we expect to increase our investment in capital expenditures by about 10%, with a focus on information technology systems primarily in our Commercial Real Estate operations.

Net indebtedness as at December 31, 2010 was $217.4 million, versus $213.2 million at December 31, 2009. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. Excluding the Convertible Debentures, which we may elect to settle in Subordinate Voting Shares, net indebtedness as at December 31, 2010 was $140.4 million.

We have an amended and restated credit agreement with a syndicate of banks to provide a $225 million committed senior revolving credit facility with a five-year term extending to September 2012. The credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on the ratio of our net debt to Adjusted EBITDA (0.75% over floating reference rate as of December 31, 2010). We had $120.4 million of available revolving credit as of December 31, 2010.  The remaining term on our credit facility is 1.7 years; we expect to begin discussing a renewal of our credit facility with lenders within the next twelve months.

We are in compliance with the covenants required of our financing agreements as at December 31, 2010 and we expect to remain in compliance with such covenants going forward.

During the year ended December 31, 2010, we paid $10.1 million of dividends on the Preferred Shares. The annual Preferred Share dividend obligation for 2011, based on the number of Preferred Shares outstanding as of December 31, 2010, is $10.1 million. We also distributed $8.7 million to minority shareholders of subsidiaries during the same period, primarily to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.  These distributions decreased relative to 2009 on account of recent purchases of non-controlling interests.  The distributions for 2011 are expected to be similar to 2010 due to recent acquisitions of non-wholly owned businesses organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2010:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$238,024	$37,839	$134,350	$65,000	$835
Convertible debentures	77,000	-	-	77,000	-
Interest on long term debt	25,312	9,394	12,124	3,740	54
Interest on convertible debentures	20,020	5,005	10,010	5,005	-
Capital lease obligations	2,530	1,410	1,035	85	-
Contingent acquisition consideration	37,457	9,624	5,546	22,287	-
Operating leases	259,779	59,432	92,130	48,842	59,375

Total contractual obligations	$660,122	$122,704	$255,195	$221,959	$60,264

At December 31, 2010, we had commercial commitments totaling $13.5 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our Senior Notes and Convertible Debentures at a weighted average interest rate of 6.0%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

One of our subsidiaries has issued options to purchase shares to its operating managers. If and when stock options are exercised, the new minority shareholders will become party to a shareholders’ agreement as described below, and the value of the shares will be recognized as non-controlling interests (“NCI”) on the balance sheet.

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2010	2009

Commercial Real Estate	$43,086	$22,174
Residential Property Management	66,017	66,621
Property Services	51,322	67,992
	$160,425	$156,787

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at December 31, 2010, the NCI recorded on the balance sheet was $174.4 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified five critical accounting estimates: the determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, valuation of contingent consideration related to acquisitions, recoverability of deferred income tax assets and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported. A 20% increase in the amount allocated to intangible assets during the year ended December 31, 2010 would result in an increase to intangible assets of $9.6 million and additional annual amortization expense of $0.9 million.

Goodwill impairment testing involves making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. The Company has eight reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition.  Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. The determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value. For the 2010 annual goodwill impairment test, a 25% decline in estimated fair value would be required to indicate impairment under step 1 of the impairment test for the reporting unit with the smallest excess of fair value over carrying amount.

Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled.  The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to three year period after the acquisition date.  Significant estimates are required to measure the fair value of contingent consideration, including forecasting profitability for the contingency period and the selection of an appropriate discount rate.  Increasing forecasted profitability by 10% has the effect of increasing the fair value of contingent consideration outstanding as of December 31, 2010 by $1.1 million. Increasing the discount rate by 10% has the effect of reducing the fair value of the contingent consideration outstanding as of December 31, 2010 by $0.5 million.

Deferred income tax assets arise from the recognition of the benefit of certain net operating loss carry-forwards.  Management must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations require significant management judgment. A 10% reduction in the cumulative deferred income tax valuation allowance would reduce income tax expense by $5.6 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.9 million.

Reconciliation of non-GAAP financial measures
In this MD&A, we make reference to “Adjusted EBITDA” “and “Adjusted earnings per common share,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss) from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; (vii) stock-based compensation expense; (vii) cost containment expense; (viii) (gain) loss on available-for-sale securities; and (ix) Integrated Security division divestiture bonus. Cost containment expense refers to charges in the Commercial Real Estate segment on account of headcount and office footprint reductions. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA appears below.

	Year			Nine months
	ended			ended
(in thousands of US$)	December 31			December 31
	2010	2009	2008	2008

Net earnings (loss) from continuing operations	$47,900	$(7,279)	$19,837	$26,027
Income tax	29,228	39,066	22,246	30,878
Other expense (income)	3,007	(1,624)	(3,248)	(2,422)
Interest expense, net	17,397	12,506	12,097	8,252
(Gain) loss on available-for-sale securities	-	(4,488)	14,680	14,680
Integrated Security division divestiture bonus	-	-	5,715	5,715
Operating earnings	97,532	38,181	71,327	83,130
Depreciation and amortization	47,886	46,383	42,558	31,746
Goodwill impairment charge	-	29,583	-	-
Acquisition-related items	(871)	-	-	-
Stock-based compensation expense	2,761	5,424	3,926	2,551
Cost containment	-	13,496	6,934	6,934
Adjusted EBITDA	$147,308	$133,067	$124,745	$124,361

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items; (v) stock-based compensation expense; (vi) cost containment expense; (vii) (gain) loss on available-for-sale securities; (viii) deferred income tax asset valuation allowances related to tax loss carry-forwards; and (ix) Integrated Security division divestiture bonus. Cost containment expense refers to charges in the Commercial Real Estate segment on account of headcount and office footprint reductions. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share from continuing operations to Adjusted earnings per common share appears below.

	Year			Nine months
	ended			ended
(in thousands of US$)	December 31			December 31
	2010	2009	2008	2008

Diluted net earnings (loss) per common share from continuing
operations	$0.11	$(1.85)	$(0.19)	$0.11
Non-controlling interest redemption increment	0.62	1.10	-	-
Acquisition-related items	0.03	-	-	-
Amortization of intangible assets, net of tax	0.40	0.39	0.35	0.25
Goodwill impairment charge	-	0.93	-	-
Stock based compensation expense, net of tax	0.06	0.11	0.08	0.05
Cost containment, net of tax	-	0.30	0.15	0.15
Integrated Security division divestiture, net of tax	-	-	0.12	0.12
Realized gain loss on available-for-sale securities, net of tax	-	(0.10)	0.40	0.41
Deferred income tax valuation allowance	0.39	0.54	0.46	0.46
Adjusted earnings per common share	$1.61	$1.42	$1.37	$1.55

We believe that the presentation of Adjusted EBITDA and Adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to subsidiary operation plans and notional value appreciation plans is re-measured quarterly.

Recently adopted accounting standards
On January 1, 2009, the Company adopted new accounting standards for NCI (Accounting Standards Codification 805 and related guidance). Except for earnings per share calculations, all presentation and disclosure requirements of the new guidance were adopted retrospectively, and as a result the Company recorded an increase to non-controlling interest of $105.7 million and a corresponding decrease to shareholders’ equity as of April 1, 2007. As a result of the retrospective adoption, all periods presented were restated for the effect of the adoption these standards. The NCI are considered to be redeemable securities and accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new consolidation guidance for variable interest entities (Accounting Standards Update (“ASU”) 2009-17). The new guidance amended the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The application of the new guidance could change an enterprise’s assessment of which entities with which it is involved are variable interest entities. This standard was effective as of January 1, 2010 and did not have a material effect on the Company’s financial position or results of operations.

In January 2010, the FASB issued new guidance on improving disclosures about fair value measurements (ASU 2010-06). The new guidance requires new disclosures on (i) transfers in and out of Level 1 and Level 2 fair value measurements and (ii) activity in Level 3 measurements and also clarifies existing disclosures requirements on (i) the level of asset and liability disaggregation as well as (ii) fair value measurement inputs and techniques.  We adopted the new guidance except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 measurements, which are effective January 1, 2011 for the Company.

Impact of recently issued accounting standards
In October 2009, the FASB’s Emerging Issues Task Force issued a consensus on multiple-deliverable revenue arrangements (ASU 2009-13).  This consensus provides amendments to the existing criteria for separating consideration in multiple-deliverable revenue arrangements, and is expected to result in more separation of revenue elements than under existing accounting guidance.  The consensus also requires enhanced disclosures of the nature and terms of an entity’s multiple-deliverable arrangements, significant estimates, timing of delivery or performance and the general timing of revenue recognition.  This consensus is effective for the Company on January 1, 2011.  The Company is in the process of evaluating the impact of its adoption.

Impact of IFRS
On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”).  In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP.  Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments
We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had one interest rate swap in place to exchange the fixed interest rate on $50.0 million of notional value on its Senior Notes for a floating rate.

Transactions with related parties
Please refer to note 22 to the Consolidated Financial Statements for information regarding transactions with related parties.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding US$77.0 million aggregate principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder's option, the Convertible Debentures may be converted into Subordinate Voting Shares at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is US$28.00 for each

Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService's option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled "Description Of The Securities Being Distributed" contained in the Company's (final) prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 29,052,580 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares. In addition, as at the date hereof: (a) 2,090,300 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of US$28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain "change of control" transactions.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2010 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded ten entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2010.  The total assets and total revenues of the ten entities represent 7.5% and 2.1%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2010.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2010, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2010, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Company dated February 25, 2011, which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2010.

Changes in internal control over financial reporting
During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Economic conditions, especially as they relate to consumer spending.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.